

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Peter Geraigiry
Chief Financial Officer
Brookfield Capital Finance LLC
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re: Brookfield Capital Finance LLC**
> **Registration Statement on Form F-3**
> **Filed September 2, 2022**
> **File No. 333-267244**

Dear Mr. Geraigiry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Christopher R. Bornhorst, Esq.